August 16, 2018

TSX: SAM

STARCORE ANNOUNCES

1st Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the first quarter of fiscal 2019, ended July 31, 2018, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

“We are happy with the steady improvement in production over the past year” reported Salvador Garcia, Chief Operating Officer of the company. “The focus continues to be moving inferred resources to the proven and probable category and improving operational culture at our principal asset, the San Martin mine”.

San Martin Production	Q1 2019	Q4 2018	Q/Q Change	Q1 2018	Y/Y Change
Ore Milled(Tonnes)	77,423	71,868	8%	69,753	11%
Gold Equivalent Ounces	4,268	4140	3%	3,888	10%
Gold Grade (Grams/Tonne)	1.5	1.69	-11%	1.97	-24%
Silver Grade(Grams/Tonne)	48.97	40.64	20%	12.6	289%
Gold Recovery (%)	88.1	88.4	-0.3%	85	4%
Silver Recovery (%)	59.6	57.4	4%	51.2	16%
Gold:Silver Ratio	78.7:1	80.2:1		74.9:1

Altiplano Production

During Q1 the Altiplano Facility received approximately 407 tonnes of concentrate containing approximately 1,249 ounces of gold and 58,115 ounces of silver. During Q1, Altiplano sold 1,219 ounces of gold and 48,197 ounces of silver.

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The

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company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 230
Toll Free: 1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.